UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 62345/June 22, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13922

In the Matter of	:	
	:	
ALPHA RESOURCES, INC.,	:	
AMBER'S STORES, INC.,	:	ORDER MAKING FINDINGS AND
AMERICAN BIOMED, INC.,	:	REVOKING REGISTRATIONS
AMERICAN COMPLETION	:	BY DEFAULT
PROGRAM 1983-3, and	:	
AMTRONICS ENTERPRISES, LTD.	:	

SUMMARY

This Order revokes the registrations of the registered securities of Respondents Alpha Resources, Inc., Amber's Stores, Inc., American BioMed, Inc., American Completion Program 1983-3, and Amtronics Enterprises, Ltd. (collectively, Respondents). The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on June 4, 2010, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by June 8, 2010.[1] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 3; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

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[1] Each Respondent was served with the OIP by USPS Express Mail attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

II. FINDINGS OF FACT

Alpha Resources, Inc., CIK No. 1031381,[2] is a void Delaware corporation located in Clearwater, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB[3] for the period ended June 30, 2003, which reported a net loss of $146,437 since the company's January 13, 1997, inception.

Amber's Stores, Inc., CIK No. 888456, is a forfeited Texas corporation located in Dallas, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended April 28, 1996, which reported a net loss of over $1.53 million for the prior three months. On September 8, 1995, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of Texas, which was converted to Chapter 7, and the case was terminated on November 20, 2002. As of May 24, 2010, the company's stock (symbol "ABRS") was traded on the over-the-counter markets.

American BioMed, Inc., CIK No. 867572, is a void Delaware corporation located in The Woodlands, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2000, which reported a net loss of $311,712 for the prior three months. On July 20, 2000, the company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Northern District of Texas, and the case was terminated on December 14, 2004.

American Completion Program 1983-3, CIK No. 743458, is a canceled Texas corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1996, which reported a net loss of $36,725 for the prior nine months. On February 1, 2002, the company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Southern District of Texas, and the case was still pending as of May 26, 2010.

Amtronics Enterprises, Ltd., CIK No. 855928, is a British Columbia corporation located in Metairie, Louisiana, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended

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[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[3] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. See Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934 (Jan. 4, 2008) (eliminating Regulation S-B and phasing out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies").

December 31, 1993, which reported a net loss of $166,807 for the prior three months. On March 17, 1998, the British Columbia Securities Commission (BCSC) issued a cease trading order against the company for its delinquent filings with the BCSC.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of Alpha Resources, Inc., is REVOKED;

the REGISTRATION of the registered securities of Amber's Stores, Inc., is REVOKED;

the REGISTRATION of the registered securities of American BioMed, Inc., is REVOKED;

the REGISTRATION of the registered securities of American Completion Program 1983-3 is REVOKED; and

the REGISTRATION of the registered securities of Amtronics Enterprises, Ltd., is REVOKED.

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Carol Fox Foelak
Administrative Law Judge